

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 12, 2025

Paul Ciullo
Chief Financial Officer
Digi Power X Inc.
110 Yonge Street
Suite 1601
Toronto, Ontario
M5C 1T4

> **Re: Digi Power X Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2022**
> **Form 20-F for Fiscal Year Ended December 31, 2023**
> **File No. 001-40527**

Dear Paul Ciullo:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets